UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number:  333-110733
CUSIP Number:  16937B109

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	China-Biotics, Inc.

Former Name if Applicable:

Address of Principal Executive Office:	No. 26, Orient Global Headquarter
Lane 118, Yonghe Road
Zhabei District, Shanghai  200072
People’s Republic of China

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

China-Biotics, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2010 (the “Form 10-Q”) within the prescribed time period.  Due to the long Chinese New Year holiday, the Company faced unexpected scheduling delays of key accounting and financial staff, and the Company was unable to finalize the treatment of certain accounting items prior to the filing deadline for the Form 10-Q.  The resolution of these accounting items is not expected to have a material impact, if any, on the quarterly unaudited financial results as released in the Company’s earnings announcement on Wednesday, February 9, 2011.

The Company will file the Form 10-Q as soon as practicable after it is finalized, which the Company expects to be no later than Monday, February 14, 2011.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric Simonson, K&L Gates	(206) 623-7580
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).               ☒ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?            ☐ Yes     ☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China-Biotics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2011
	By:	/s/ Travis Cai
Travis Cai
Chief Financial Officer